DECHERT PRICE & RHOADS
                              1775 EYE STREET, N.W.
                             WASHINGTON, D.C. 20006

August 26, 1998

VIA ELECTRONIC SUBMISSION

Ms. Ruth Armfield Sanders
Senior Counsel
EDGAR Branch
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Forward Funds, Inc., File Nos. 333-37367, 811-8419 (the "Registrant") Request for Withdrawal of Amendment No. 8 to Registration Statement on Form N-1A

Dear Ms. Sanders:

         On behalf of the Registrant as its counsel, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby request withdrawal of Amendment No. 8 to the Registration Statement on Form N-1A of the Registrant which was filed with the Securities and Exchange Commission on August 18, 1998. Amendment No. 8 was inadvertently filed under Rule 485(b) instead of Rule 485(a)(1).

         Please telephone me if there are any questions or comments.

Sincerely,


Dilia M. Caballero